Registration No. 333-87632

Farm Bureau Life Annuity Account

Nonparticipating Variable Annuity Contract

Variable Annuity 02-07 Product

Issued By

Farm Bureau Life Insurance Company

ANNUAL NOTICE

May 1, 2021

This Annual Notice for the nonparticipating variable annuity contract (the “Contract”) issued by Farm Bureau Life Insurance Company provides you with an update of changes to your Contract that have occurred since May 1, 2020. In addition, this Annual Notice provides key information about your Contract that you should review, including a current list of Investment Options available under your Contract. Please read this Annual Notice carefully and retain it with your Contract prospectus for future reference.

The most recent prospectus for the Contract, dated April 30, 2019, contains more information about the Contract, including its features, benefits, and risks. You can find the most recent audited financial statements of the Farm Bureau Life Annuity Account online at www.fbfs.com/variable-product-documents. You can also request this information at no cost by calling 1-800-247-4170.

More information about the Investment Options is available in the prospectuses for the Investment Options, which may be amended from time and time and can be found online at www.fbfs.com/variable-product-documents. You can also request this information at no cost by calling 1-800-247-4170 or sending an email request to LifePolicyService@fbfs.com.

Beginning January 1, 2021, we will no longer send you paper copies of shareholder reports for the Investment Options (“Reports”) unless you specifically request paper copies from us. Instead, Reports will be available via website. We will notify you by mail each time the Reports are posted. The notice will provide the website links to access the Reports as well as instructions for requesting paper copies. If you wish to continue receiving your Reports in paper free of charge from us, please call 1-800-247-4170. Your election to receive the Reports in paper will apply to all Investment Options available with your Policy.

If you have already elected to receive the Reports electronically, you will not be affected by this change and need not take any action. If you wish to receive the Reports and other SEC disclosure documents from us electronically, please contact us at 1-800-247-4170.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

The Securities and Exchange Commission has not approved these securities or determined that this Annual Notice is accurate or complete. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

Definitions	2

Updated Information About Your Contract	3

Important Information You Should Know About the Contract	3

APPENDIX: Investment Options Available Under the Contract	6

DEFINITIONS

Account: Farm Bureau Life Annuity Account.

Accumulated Value: The total amount invested under the Contract, which is the sum of the values of the Contract in each Subaccount of the Account plus the value of the Contract in the Declared Interest Option.

The Company (“we”, “us” or “our”): Farm Bureau Life Insurance Company.

Contract: The nonparticipating variable annuity contract, which term includes the basic contract described in the Contract prospectus, the contract application, any supplemental applications and any endorsements or additional benefit riders or agreements.

Contract Anniversary: The same date in each Contract Year as the Contract Date.

Contract Date: The date on which the Company receives a properly completed application. It is the date set forth on the data page of the Contract which the Company uses to determine Contract Years and Contract Anniversaries.

Contract Year: A twelve-month period beginning on the Contract Date or on a Contract Anniversary.

Declared Interest Option: An investment option under the Contract funded by the Company’s General Account. It is not part of, nor dependent upon, the investment performance of the Account.

Fund: An investment company registered with the SEC under the Investment Company Act of 1940 as an open-end diversified management investment company or unit investment trust in which the Account invests.

General Account: The assets of the Company other than those allocated to the Account or any other separate account of the Company.

Investment Option: A Fund, or a separate investment portfolio of a Fund in which a Subaccount invests.

Owner (“you” or “your”): The person who owns the Contract and who is entitled to exercise all rights and privileges provided in the Contract.

SEC: The U.S. Securities and Exchange Commission.

Subaccount: A subdivision of the Account which invests its assets exclusively in a corresponding Investment Option.

UPDATED INFORMATION ABOUT YOUR CONTRACT

The information in this Annual Notice is a summary of certain Contract features that have changed since May 1, 2020. This may not reflect all of the changes that have occurred since you entered into your Contract.

There have been no changes to your Contract since May 1, 2020.

IMPORTANT INFORMATION YOU SHOULD KNOW ABOUT THE CONTRACT

FEES AND EXPENSES				LOCATION IN PROSPECTUS
Charge for Early Withdrawal

If you withdraw money from your Contract during the first 6 Contract Years, you may be assessed a Surrender Charge of up to 7% of the amount withdrawn. After the first Contract Year, you may withdraw a maximum of 10% of your Accumulated Value each Contract Year without incurring a Surrender Charge.

				Charges and Deductions

	For example, if you were to make a withdrawal during the first Contract Year after your Contract purchase (and your Accumulated Value is $100,000), you could be assessed a charge of up to $7,000.

Transaction Charges	In addition to Surrender Charges, you may also be charged for other transactions. These charges include a transfer charge.			Charges and Deductions

Ongoing Fees and Expenses (annual charges)

The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you elected.

				Charges and Deductions

	Annual Fee	Minimum	Maximum
	Base Contract(1)	1.31%	1.31%
	Investment Options (portfolio company fees and expenses)(2)	0.10%	1.49%
	Incremental Death Benefit Rider(3)	0.30%	0.30%

(1) We calculate the Base Contract fee by dividing the total amount we receive from the annual administrative charge and the mortality and expense risk charge for the last fiscal year by the total average net assets attributable to the Contract for that year.

(2) As a percentage of Investment Option assets.

(3) As a percentage of Accumulated Value.

Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Contract, which could add surrender charges that substantially increase costs.

FEES AND EXPENSES		LOCATION IN PROSPECTUS
Lowest Annual Cost: $1,287.25	Highest Annual Cost: $ 2,590.34

Assumes:

•    Investment of $100,000

•    5% annual appreciation

•    Least expensive Investment Option fees and expenses

•   No optional benefits

•   No sales charges

•           No additional purchase payments, transfers, or withdrawals

Assumes:

•      Investment of $100,000

•      5% annual appreciation

•      Most expensive Investment Option fees and expenses

•      Most expensive combination of optional benefits

•      No sales charges

•                  No additional purchase payments, transfers, or withdrawals

RISKS		LOCATION IN PROSPECTUS
Risk of Loss	You can lose money by investing in the Contract, including loss of principal.	The Company, Account and Investment Options
Not a Short-Term Investment

This Contract is not a short-term investment vehicle and is not appropriate for an investor who needs ready access to cash.

•      We apply a Surrender Charge with respect to withdrawals during the first 6 Contract Years. It will reduce the value of your Contract if you withdraw money during that time.

•      Tax deferral is more beneficial to investors with a long time horizon.

Description of Annuity Contract Charges and Deductions
Risks Associated with Investment Options

An investment in the Contract is subject to the risk of poor investment performance, and can vary depending on the performance of the Investment Options.

Each Investment Option (including the Declared Interest Option) has its own unique risks. You should review these Investment Options before making an investment decision.

The Company, Account and Investment Options The Declared Interest Option
Insurance Company Risks

An investment in the Contract is subject to the risks related to Farm Bureau Life Insurance Company, including that any obligations (including under the Declared Interest Option), guarantees, or benefits of the Contract are subject to the claims-paying ability of the Company. More information about the Company, including its financial strength ratings, is available by calling toll-free at 1-800-247-4170 or writing to: Farm Bureau Life, 5400 University Avenue, West Des Moines, Iowa 50266.

The Company, Account and Investment Options The Declared Interest Option

RESTRICTIONS	LOCATION IN PROSPECTUS
Investments

Currently, the first twelve transfers in a Contract Year may be effected without a transfer charge. But we impose a transfer charge of $10 for the thirteenth and each subsequent transfer in a Contract Year.

Charges and Deductions The Company,

We reserve the right, subject to compliance with applicable law, to make additions to, deletions from or substitutions for the shares of the Investment Options that the Account holds or that the Account may purchase.

Account and Investment Options — Addition, Deletion, or Substitution of Investments
Optional Benefits	We offer an optional rider under the Contract that provides additional death benefits. We do not have the right to terminate an optional benefit you have elected in our sole discretion.	Description of Annuity Contract — Incremental Death Benefit Rider

TAXES	LOCATION IN PROSPECTUS
Tax Implications

You should consult with a tax professional to determine the tax implications of an investment in and payments received under the Contract.

There is no additional tax benefit to you if the Contract is purchased through a tax-qualified plan or individual retirement account (IRA).

Withdrawals will be subject to ordinary income tax, and may be subject to tax penalties.

Federal Tax Matters

CONFLICTS OF INTEREST	LOCATION IN PROSPECTUS
Investment Professional Compensation

We have discontinued new sales of the Contracts to the public. We summarize below the kinds of compensation paid in connection with past sales of the Contract and on an ongoing basis.

Investment professionals receive compensation for selling the Contract to investors (e.g., in the form of cash commission payments). In addition to commissions and other forms of cash compensation, certain investment professionals also may receive non-cash compensation. Non-cash compensation can entail payment for conferences, seminars, meals, sporting events, theater performances, travel, lodging and/or entertainment as well as prizes and awards. Finally, investment professionals may receive other payments from the Company for services that do not directly involve the sale of the Contracts, including payments made for the recruitment and training of personnel, production of promotional literature and similar services.

These investment professionals have a financial incentive to offer or recommend the Contract over another investment.

Distribution of the Contracts
Exchanges

In general you should be aware that some investment professionals may have a financial incentive to offer you a new contract in place of the Contract you already own. Thus, in general, you should only exchange your current Contract if you determine, after comparing the features, fees, and risks of both contracts, that it is preferable for you to purchase the new contract rather than continue to own the existing Contract.

The Contract

APPENDIX: INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT

The following is a list of Investment Options available under the Contract. More information about the Investment Options is available in the prospectuses for the Investment Options, which may be amended from time and time and can be found online at www.fbfs.com/variable-product-documents. You can also request this information at no cost by calling 1-800-247-4170 or sending an email request to LifePolicyService@fbfs.com.

The current expenses and performance information below reflects fees and expenses of the Investment Options, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Investment Option’s past performance is not necessarily an indication of future performance. Updated performance information is available at no cost by visiting the website or calling the telephone phone number above.

	Investment Option and Adviser/	Current		Average Annual Total Returns (as of 12/31/20)
Investment Objective	Subadviser	Expenses		1 Year	5 Year	10 Year
Capital growth	AMERICAN CENTURY INVESTMENTS VP Capital Appreciation Fund American Century Investment Management, Inc. (Adviser)	0.93	%*	42.46%	18.12%	13.66%
Long-term total return	AMERICAN CENTURY INVESTMENTS VP Inflation Protection Bond Fund American Century Investment Management, Inc. (Adviser)	0.47%		9.81%	4.90%	3.59%
Long-term capital growth and income as a secondary goal	AMERICAN CENTURY INVESTMENTS VP Mid Cap Value Fund American Century Investment Management, Inc. (Adviser)	0.85	%*	1.21%	9.34%	10.42%
Long-term capital growth	AMERICAN CENTURY INVESTMENTS VP Ultra® Fund American Century Investment Management, Inc. (Adviser)	0.80	%*	49.85%	22.89%	17.86%
Long-term capital growth and income as a secondary goal	AMERICAN CENTURY INVESTMENTS VP Value Fund American Century Investment Management, Inc. (Adviser)	0.73	%*	0.98%	8.82%	9.72%

	Investment Option and Adviser/	Current	Average Annual Total Returns (as of 12/31/20)
Investment Objective	Subadviser	Expenses	1 Year	5 Year	10 Year
Long term capital appreciation	BNY MELLON BNY Mellon Sustainable U.S. Equity Portfolio, Inc.—Service Class The BNY Mellon Investment Adviser, Inc. (Adviser)	0.93%	23.86%	14.92%	12.68%
Long term capital growth consistent with preservation of capital	BNY MELLON BNY Mellon Variable Investment Fund: Appreciation Portfolio—Initial Class The BNY Mellon Investment Adviser, Inc. (Adviser) Fayez Sarofim and Co. (Subadviser)	0.81%	23.69%	16.59%	12.72%
Long-term capital growth, current income and growth of income, consistent with reasonable investment risk	BNY MELLON BNY Mellon Variable Investment Fund: Growth & Income Portfolio—Initial Class The BNY Mellon Investment Adviser, Inc. (Adviser)	0.82%*	24.63%	15.11%	13.50%
Capital growth	BNY MELLON BNY Mellon Variable Investment Fund: Opportunistic Small Cap Portfolio—Initial Class The BNY Mellon Investment Adviser, Inc. (Adviser)	0.85%	19.89%	11.52%	10.21%
Investment results that correspond to investment performance of U.S. common stocks, as represented by the NASDAQ-100® Index	CALVERT VARIABLE PRODUCTS Calvert VP NASDAQ-100 Index Portfolio Calvert Research and Management (Adviser) Ameritas Investment Partners, Inc. (Subadviser)	0.48%*	48.22%	23.61%	19.93%

	Investment Option and Adviser/	Current	Average Annual Total Returns (as of 12/31/20)
Investment Objective	Subadviser	Expenses	1 Year	5 Year	10 Year
Investment results that correspond to investment performance of U.S. common stocks, as represented by the Russell 2000® Index	CALVERT VARIABLE PRODUCTS Calvert VP Russell 2000® Small Cap Index Portfolio Calvert Research and Management (Adviser) Ameritas Investment Partners, Inc. (Subadviser)	0.39%*	19.64%	12.92%	10.63%
Investment results that correspond to total return performance of U.S. common stocks, as represented by the S&P MidCap 400® Index	CALVERT VARIABLE PRODUCTS Calvert VP S&P MidCap 400 Index Portfolio Calvert Research and Management (Adviser) Ameritas Investment Partners, Inc. (Subadviser)	0.33%*	13.31%	11.99%	11.05%
Seeks to maintain a stable net asset value (NAV) of $1.00 per share	FEDERATED HERMES INSURANCE SERIES Federated Hermes Government Money Fund II—Service Shares Federated Hermes Investment Management (Adviser)	0.63%	0.20%	0.68%	0.34%
High current income and moderate capital appreciation	FEDERATED HERMES INSURANCE SERIES Federated Hermes Managed Volatility Fund II—Primary Shares Federated Hermes Equity Management Company of Pennsylvania (Adviser)	0.96%	0.93%	7.15%	6.99%
Current income	FEDERATED HERMES INSURANCE SERIES Federated Hermes Quality Bond Fund II—Primary Shares Federated Hermes Investment Management Company (Adviser)	0.74%	8.12%	4.91%	4.08%

	Investment Option and Adviser/	Current	Average Annual Total Returns (as of 12/31/20)
Investment Objective	Subadviser	Expenses	1 Year	5 Year	10 Year
Long-term capital appreciation	FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS Fidelity® VIP Contrafund® Portfolio—Initial Class Fidelity Management & Research Company (FMR) (Adviser) FMR Co., Inc. and other investment advisers (Subadviser)	0.61%	30.57%	16.19%	13.52%
Capital appreciation	FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS Fidelity® VIP Growth Portfolio—Initial Class Fidelity Management & Research Company (FMR) (Adviser) FMR Co., Inc. and other investment advisers (Subadviser)	0.62%	43.89%	21.32%	17.25%
High total return through combination of current income and capital appreciation	FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS Fidelity® VIP Growth & Income Portfolio—Initial Class Fidelity Management & Research Company (FMR) (Adviser) FMR Co., Inc. and other investment advisers (Subadviser)	0.54%	7.85%	11.62%	11.66%

	Investment Option and Adviser/	Current	Average Annual Total Returns (as of 12/31/20)
Investment Objective	Subadviser	Expenses	1 Year	5 Year	10 Year
High level of current income, while also considering growth of capital	FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS Fidelity® VIP High Income Portfolio—Service Class 2 Fidelity Management & Research Company (FMR) (Adviser) FMR Co., Inc. and other investment advisers (Subadviser)	0.92%	2.42%	6.70%	5.30%
Investment results that correspond to the total return of common stocks publicly traded in United States, as represented by the S&P 500 Index	FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS Fidelity® VIP Index 500 Portfolio—Initial Class Fidelity Management & Research Company (FMR) (Adviser) Geode Capital Management, LLC (Geode®) and FMR Co., Inc. (Subadvisers)	0.10%	18.24%	15.09%	13.78%
Long-term growth of capital	FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS Fidelity® VIP Mid Cap Portfolio—Service Class 2 Fidelity Management & Research Company (FMR) (Adviser)	0.87%	17.87%	10.79%	9.22%
Long-term growth of capital	FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS Fidelity® VIP Overseas Portfolio—Initial Class Fidelity Management & Research Company (FMR) (Adviser) FMR Co., Inc., FMR Investment Management (UK) Limited, and other advisers (Subadvisers)	0.79%	15.61%	9.25%	6.82%

	Investment Option and Adviser/	Current	Average Annual Total Returns (as of 12/31/20)
Investment Objective	Subadviser	Expenses	1 Year	5 Year	10 Year
High total return	FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST Franklin Global Real Estate VIP Fund—Class 2 Franklin Templeton Institutional, LLC (Adviser)	1.25%*	-5.39%	3.69%	5.48%
Capital appreciation, with income as a secondary goal	FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST Franklin Mutual Shares VIP Fund—Class 2 Franklin Mutual Advisers, LLC (Adviser)	0.98%	-5.04%	5.88%	6.99%
Long-term total return	FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST Franklin Small Cap Value VIP Fund—Class 2 Franklin Advisory Services, LLC (Adviser)	0.93%	5.19%	10.77%	9.20%
Long-term capital growth	FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST Franklin Small-Mid Cap Growth VIP Fund—Class 2 Franklin Advisers, Inc. (Adviser)	1.10%*	55.09%	19.52%	14.04%
Income	FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST Franklin U.S. Government Securities VIP Fund—Class 2 Franklin Advisers, Inc. (Adviser)	0.78%	3.83%	2.26%	2.03%
Long-term capital growth	FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST Templeton Growth VIP Fund—Class 2 Templeton Global Advisors Limited (Adviser)	1.16%	5.80%	6.15%	6.08%

	Investment Option and Adviser/	Current		Average Annual Total Returns (as of 12/31/20)
Investment Objective	Subadviser	Expenses		1 Year	5 Year	10 Year
Capital appreciation with achieving current income by investing in equity securities as a secondary goal	J.P. MORGAN INSURANCE TRUST J.P. Morgan Insurance Trust Mid Cap Value Portfolio—Class 1 J.P. Morgan Investment Management Inc. (Adviser)	0.77%		0.37%	7.92%	10.31%
Capital growth over long term	J.P. MORGAN INSURANCE TRUST J.P. Morgan Insurance Trust Small Cap Core Portfolio—Class 1 J.P. Morgan Investment Management Inc. (Adviser)	0.84%		13.69%	11.56%	11.27%
Long-term growth of capital by investing primarily in common stocks of U.S. companies operating in sectors investment adviser believes will be fastest growing	T. ROWE PRICE EQUITY SERIES All-Cap Opportunities Portfolio** T. Rowe Price Associates, Inc. (Adviser)	0.80	%*	44.37%	21.83%	17.28%
High level of dividend income and long-term capital growth through investments in large-capitalization stocks of companies with strong track record of paying dividends or that are undervalued	T. ROWE PRICE EQUITY SERIES Equity Income Portfolio T. Rowe Price Associates, Inc. (Adviser)	0.74	%*	1.18%	9.86%	9.22%
Long-term capital appreciation by investing earnings in common stocks of medium sized companies with potential for above-average earnings growth	T. ROWE PRICE EQUITY SERIES Mid-Cap Growth Portfolio T. Rowe Price Associates, Inc. (Adviser)	0.84	%*	23.80%	16.12%	14.61%
Highest total return over time consistent with emphasis on both capital growth and income	T. ROWE PRICE EQUITY SERIES Moderate Allocation Portfolio T. Rowe Price Associates, Inc. (Adviser)	0.85	%*	15.28%	11.02%	9.58%

	Investment Option and Adviser/	Current		Average Annual Total Returns (as of 12/31/20)
Investment Objective	Subadviser	Expenses		1 Year	5 Year	10 Year
Long-term growth of capital through investments primarily in common stocks of established non-U.S. companies	T. ROWE PRICE INTERNATIONAL SERIES International Stock Portfolio T. Rowe Price Associates, Inc. (Adviser) T. Rowe Price International Ltd and T. Rowe Price Singapore Private Ltd (Subadvisers)	0.95	%*	14.45%	10.38%	6.56%

* These Investment Options and their investment advisers have entered into contractual fee waivers or reimbursement arrangements. These temporary fee reductions are reflected in their annual expenses. Those contractual arrangements are designed to reduce total annual portfolio operating expenses for Policyowners and will continue until at least April 30, 2022.

**Formerly named the T. Rowe Price New America Growth Portfolio.

[Back Cover Page]

Please retain this Annual Notice with your Contract prospectus for future reference. The last Prospectus and Statement of Additional Information as part of the registration statement we filed with the Securities and Exchange Commission (SEC) are dated April 30, 2019. Both documents contain additional important information about the Contract. You may call us toll-free at 1-800-247-4170 or write to us at 5400 University Avenue, Des Moines, Iowa 50266, to request additional information and to ask questions about your Contract.

Reports and other information about the Account are available on the SEC website at http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

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